Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $74.9 MILLION
FOR THE FIRST QUARTER OF 2024,
AND DECLARES QUARTERLY DIVIDEND OF $0.75 PER SHARE

ATHENS, GREECE, May 22, 2024 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter of 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars,
except for daily rates and per share data)
	First quarter 2024	First quarter 2023
Voyage Revenues	$259,390	$224,035
Net income	$74,856	$45,875
Adjusted Net income (1)	$73,239	$37,077
Net cash provided by operating activities	$114,262	$83,190
EBITDA (2)	$126,336	$94,391
Adjusted EBITDA (2)	$122,965	$84,802
Earnings per share basic	$0.89	$0.45
Earnings per share diluted	$0.89	$0.44
Adjusted earnings per share basic and diluted (1)	$0.87	$0.36
Dividend per share for the relevant period	$0.75	$0.35
Average Number of Vessels	113.3	127.6
TCE Revenues (3)	$195,664	$156,100
Daily Time Charter Equivalent Rate ("TCE") (3)	$19,627	$14,199
Daily OPEX per vessel (4)	$4,962	$4,858
Daily OPEX per vessel (as adjusted) (4)	$4,962	$4,696
Daily Net Cash G&A expenses per vessel (5)	$1,223	$1,059

(1)	Adjusted Net income and Adjusted earnings per share are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.
(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).
(3)	Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.
(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.
(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“During Q1 2024, Star Bulk successfully leveraged a counter seasonally strong dry bulk market and generated a Net Income of $74.9 million with a TCE per vessel per day of $19,627. We are declaring a dividend of $0.75 per share, representing the thirteenth consecutive dividend payment. Since June 2021 we will have paid dividends totaling $11.52 per share to each shareholder.

On April 9th we completed the merger with Eagle Bulk Shipping Inc., a milestone transaction for both companies. Having embarked on the work of integrating the best of both organizations, we aim to take advantage of our combined scale, technical and commercial knowledge and talented staff to better serve our customers and strengthen our financial position. With a scrubber fitted fleet of 161 vessels on a fully delivered basis, we aspire to continue to provide safe and efficient transportation solutions to our clients and strong financial returns to our shareholders.

We continue modernizing our fleet, by taking delivery during the quarter of three latest generation EEDI-Phase 3 long-term charter-in vessels, built at first class shipyards. At the same time, we have taken advantage of elevated asset values to continue selling primarily older and less fuel efficient vessels, including seven vessels which we are delivering during Q2 2024. These vessels average ~13.5 years of age, and will generate total gross proceeds of $129.6 million before repayment of associated debt.

We are optimistic about the medium term prospects of the dry bulk market given the favorable order book and upcoming more stringent environmental regulations. Star Bulk remains well positioned, with a strong balance sheet and an efficient ship management platform, to take advantage of the positive market backdrop and continue creating value for its shareholders.”

Recent Developments

Declaration of Dividend

On May 22, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.75 per share, payable on or about June 20, 2024 to all shareholders of record as of June 6, 2024.

Eagle Merger Update

As previously announced, on December 11, 2023, we entered into a definitive agreement with Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). The Eagle Merger was completed on April 9, 2024, following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange. Cash received following the Eagle Merger amounted to $104.3 million.

Eagle’s 5.00% Convertible Senior Notes

From and after the effective time of the Eagle Merger (the “Effective Time”), the right to convert each $1,000 principal amount of Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”) into shares of Eagle common stock was changed into a right to convert such principal amount of Convertible Notes into the kind and amount of shares of Star Bulk common stock that a holder of a number of shares of Eagle common stock equal to the conversion rate immediately prior to the Effective Time would have been entitled to receive at the Effective Time. Accordingly, from and after the Effective Time, each $1,000 principal amount of Convertible Notes will be convertible at a conversion rate equal to 83.6702 shares of Star Bulk common stock (subject to further adjustments for, among other things, cash dividends).

In addition, following the consummation of the Eagle Merger, we unconditionally guaranteed Eagle’s obligations under its Convertible Notes with respect to, among other things, the due and punctual payment of, and interest on each Convertible Note and the payment or delivery of amounts due in respect of Eagle’s conversion obligation. The Convertible Notes mature on August 1, 2024.

Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed dry bulk shipping company with a global market presence and combined fleet of 161 owned vessels on a fully delivered basis, 97% of which are fitted with scrubbers, ranging from Newcastlemax/Capesize to Ultramax/Supramax vessels.

Fleet Update

Vessel S&P
In connection with the previously announced vessel sales, Pantagruel, Star Bovarius and Big Bang were delivered to their new owners during the first quarter of 2024 while Star Dorado was delivered to her new owners in late April 2024.

In addition, in February, March and April 2024, we agreed to sell vessels Star Audrey, Star Pyxis, Star Paola and Crowned Eagle. Moreover, Eagle had agreed to sell the vessels Crested Eagle and Stellar Eagle prior to the closing of the Eagle Merger. In April 2024, two of these vessels were delivered to their new owners while the remaining four vessels are expected to be delivered to their new owners by June 2024.

Overall, during the second quarter of 2024, the Company has already collected $53.9 million and expects to collect an additional amount of $75.7 million with respect to the sale of 7 vessels. Debt prepayments already made in connection with these sales during the second quarter of 2024 amounted to $11.2 million and an additional amount of $11.4 million will be prepaid until the end of the second quarter of 2024.

Charter-In Vessels
In January and March 2024, we took delivery of the newbuilding vessel Stargazer, an Ultramax vessel built in Tsuneishi Cebu, as well as Star Voyager and Star Explorer, two newbuilding Kamsarmax vessels built in Tsuneishi Zhousan and JMU, respectively, all subject to seven-year charter-in agreements.

Since February 2023, we have sold 23 vessels, and one vessel became a constructive total loss, resulting in total proceeds of $478.8 million, the majority of which has been used to finance the purchase of 20.0 million shares from Oaktree at an average share price of $19.00 per share.

Shares Outstanding Update

Following the completion of the Eagle Merger, as of the date of this release, we have 113,810,792 shares outstanding.

The Convertible Notes mature on August 1, 2024 and currently have a conversion ratio of 83.6702 shares of Star Bulk common stock per $1,000 principal amount of Convertible Notes (subject to further adjustments for, among other things, cash dividends). Based on the current conversion ratio, we expect to issue a net amount of 4,462,534 new shares of Star Bulk common stock upon maturity and conversion of the Convertible Notes.  On a fully diluted basis we expect to have 118,544,612 common shares outstanding.

Financing

During April 2024, we entered into four new loan facilities that provide for an aggregate loan amount of $388.1 million to refinance outstanding Eagle indebtedness resulting in additional liquidity of $12.6 million as described below:

●
On April 10, 2024, we entered into a loan agreement with ABN AMRO Bank N.V. (the “ABN AMRO Loan”) for a loan amount of up to $94.1 million, secured by first priority mortgages on 12 Eagle vessels. The full amount of the loan was drawn on April 12, 2024.

●
On April 10, 2024, we entered into a loan agreement with DNB Bank ASA (the “DNB Loan”) for a loan amount of up to $100.0 million, secured by first priority mortgages on 13 Eagle vessels. The full amount of the loan was drawn on April 12, 2024.

●
On April 10, 2024, we entered into a loan agreement with ING Bank N.V., London Branch (the “ING Loan”) for a loan amount of up to $94.0 million, secured by first priority mortgages on 12 Eagle vessels. The full amount of the loan was drawn on April 12, 2024.

●
On April 22, 2024, we entered into a loan agreement with E.SUN Commercial Bank Ltd. (the “E.SUN Loan”) for a loan amount of up to $100.0 million, secured by first priority mortgages on 13 Eagle vessels. The full amount of the loan was drawn on April 23, 2024.

The final maturities of the abovementioned loans range from 5 years to 7 years.

In addition, following a number of interest rate swaps we have entered into, we have an outstanding total notional amount of $126.3 million under our financing agreements with an average fixed rate of 61 bps and an average remaining maturity of 1.4 years. As of March 31, 2024, the Mark-to-Market value of our outstanding interest rate swaps stood at $8.5 million, and our cumulative net realized gain amounted to $33.8 million.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

For the first quarter of 2024 our TCE rate for the following main vessel categories was as follows:

Newcastlemax / Capesize Vessels:	$27,357 per day.
Post Panamax / Kamsarmax / Panamax Vessels:	$15,134 per day.
Ultramax / Supramax Vessels:	$17,655 per day.

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 84,177,253 and 103,381,943 weighted average diluted shares for the first quarter of 2024 and 2023, respectively.

First Quarter 2024 and 2023 Results

For the first quarter of 2024, we had a net income of $74.9 million, or $0.89 earnings per share, compared to a net income for the first quarter of 2023 of $45.9 million, or $0.44 earnings per share. Adjusted net income, which excludes certain non-cash items, was $73.2 million, or $0.87 earnings per share, for the first quarter of 2024, compared to an adjusted net income of $37.1 million for the first quarter of 2023, or $0.36 earnings per share.

Net cash provided by operating activities for the first quarter of 2024 was $114.3 million, compared to $83.2 million for the first quarter of 2023. Adjusted EBITDA, which excludes certain non-cash items, was $123.0 million for the first quarter of 2024, compared to $84.8 million for the first quarter of 2023.

Voyage revenues for the first quarter of 2024 increased to $259.4 million from $224.0 million in the first quarter of 2023 and Time charter equivalent revenues (“TCE Revenues”)1 increased to $195.7 million for the first quarter of 2024, compared to $156.1 million for the first quarter of 2023, despite the decrease in the average number in our fleet during the relevant periods. TCE rate for the first quarter of 2024 was $19,627 compared to $14,199 for the first quarter of 2023 which is indicative of the stronger market conditions prevailing during the recent quarter.

Vessel operating expenses for the first quarters of 2024 and 2023 amounted to $51.2 million and $55.8 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in average number of vessels in our fleet to 113.3 from 127.6.

Drydocking expenses for the first quarters of 2024 and 2023 were $10.0 million and $8.0 million, respectively. In each of the first quarters of 2024 and 2023, five vessels completed their periodic dry docking surveys, but the vessels that completed their dry docking surveys in the first quarter of 2024 were of greater deadweight ton (“dwt”) scale which resulted in increased drydocking expenses.

General and administrative expenses for the first quarters of 2024 and 2023 were $10.7 million and $11.7 million, respectively, primarily due to the decrease in the stock based compensation expense to $2.2 million from $3.4 million. Vessel management fees for the first quarter of 2024 and 2023 were $4.4 million and $4.2 million, respectively. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the first quarters of 2024 and 2023 were $1,223 and $1,059, respectively. The increase in our daily G&A expenses per vessel was primarily driven by the decrease in average number of vessels in our fleet, something that we expect will gradually be offset after the full integration of the Eagle fleet.

Depreciation expense decreased to $32.0 million for the first quarter of 2024 compared to $35.1 million for the corresponding period in 2023. The fluctuation is primarily driven by the decrease in the average number of vessels in our fleet to 113.3 from 127.6.

During the first quarter of 2023, an impairment loss of $7.7 million was incurred, in connection with the sale of two vessels. During the first quarter of 2024, no impairment loss was incurred.

Other operational gain for the first quarter of 2024 decreased to $1.6 million from $33.2 million in the first quarter of 2023. In the first quarter of 2023, other gains from insurance claims relating to various vessels also included an aggregate gain of $30.9 million from insurance proceeds and daily detention compensation relating to Star Pavlina that became a constructive total loss due to its prolonged detainment in Ukraine following the ongoing conflict between Russia and Ukraine.

Our results for the first quarter of 2023 included a loss on write-down of inventories of $2.2 million resulting from the valuation of the bunkers remaining on board our vessels as a result of their lower net realizable value compared to their historical cost. No such loss was incurred in the first quarter of 2024.

During the first quarter of 2024, we incurred a loss on forward freight agreements (“FFAs”) and bunker swaps of $5.9 million, consisting of an unrealized loss of $3.2 million and a realized loss of $2.7 million. During the first quarter of 2023, we incurred a net gain on FFAs and bunker swaps of $1.3 million, consisting of an unrealized loss of $4.9 million and a realized gain of $6.2 million.

Our results for the first quarter of 2024 include an aggregate net gain of $8.8 million which resulted from the completion of the previously announced sales of vessels Star Glory, Pantagruel, Big Bang and Star Bovarius.

Interest and finance costs for the first quarters of 2024 and 2023 were $20.5 million and $15.7 million, respectively. The driving factor for this increase is the significant increase in variable interest rates prevailing during the corresponding periods which was partially offset by the decrease in our weighted average outstanding indebtness and the positive effect from our interest rate swaps.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2024	First quarter 2023

Revenues:
Voyage revenues	$259,390	$224,035
Total revenues	259,390	224,035

Expenses:
Voyage expenses	(57,094)	(67,492)
Charter-in hire expenses	(3,926)	(6,615)
Vessel operating expenses	(51,172)	(55,785)
Dry docking expenses	(10,021)	(8,007)
Depreciation	(31,990)	(35,069)
Management fees	(4,404)	(4,244)
Loss on bad debt	-	(300)
General and administrative expenses	(10,695)	(11,665)
Gain/(Loss) on forward freight agreements and bunker swaps, net	(5,921)	1,308
Impairment loss	-	(7,700)
Other operational loss	(181)	(155)
Other operational gain	1,617	33,233
Gain on sale of vessels	8,769	-
Loss on write-down of inventory	-	(2,166)

Operating income	94,372	59,378

Interest and finance costs	(20,499)	(15,702)
Interest income and other income/(loss)	2,526	3,149
Gain/(Loss) on interest rate swaps, net	(810)	(372)
Gain/(Loss) on debt extinguishment, net	(813)	(419)
Total other expenses, net	(19,596)	(13,344)

Income before taxes and equity in income/(loss) of investee	$74,776	$46,034

Income tax (expense)/refund	106	(103)

Income before equity in income/(loss) of investee	74,882	45,931

Equity in income/(loss) of investee	(26)	(56)

Net income	$74,856	$45,875

Earnings per share, basic	$0.89	$0.45
Earnings per share, diluted	$0.89	$0.44
Weighted average number of shares outstanding, basic	83,835,611	102,974,041
Weighted average number of shares outstanding, diluted	84,177,253	103,381,943

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2024	December 31, 2023
Cash and cash equivalents and resticted cash, current	$266,524	259,729
Vessel held for sale	-	15,190
Other current assets	179,806	179,478
TOTAL CURRENT ASSETS	446,330	454,397

Advances for vessels under construction	17,952	-
Vessels and other fixed assets, net	2,441,744	2,539,743
Restricted cash, non current	2,021	2,021
Other non-current assets	113,580	32,094
TOTAL ASSETS	$3,021,627	$3,028,255

Current portion of long-term bank loans and lease financing	180,604	251,856
Other current liabilities	130,779	107,507
TOTAL CURRENT LIABILITIES	311,383	359,363

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $7,147 and $8,606, respectively)	916,063	985,247
Other non-current liabilities	95,151	23,575
TOTAL LIABILITIES	$1,322,597	$1,368,185

SHAREHOLDERS' EQUITY	1,699,030	1,660,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,021,627	$3,028,255

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2024	Three months ended March 31, 2023
Net cash provided by / (used in) operating activities	$114,262	$83,190

Acquisition of other fixed assets	(29)	(69)
Capital expenditures for vessel modifications/upgrades and advances for vessels under construction	(22,018)	(5,320)
Cash proceeds from vessel sales	94,021	-
Hull and machinery insurance proceeds	591	358
Net cash provided by / (used in) investing activities	72,565	(5,031)

Proceeds from vessels' new debt	-	47,000
Scheduled vessels' debt repayment	(44,648)	(42,850)
Debt prepayment due to vessel total loss and sales	(97,247)	(44,443)
Financing and debt extinguishment fees paid	(133)	(587)
Repurchase of common shares	-	(7,005)
Dividends paid	(38,003)	(62,050)
Net cash provided by / (used in) financing activities	(180,031)	(109,935)

Summary of Selected Data

	First quarter 2024	First quarter 2023
Average number of vessels (1)	113.3	127.6
Number of vessels (2)	111	127
Average age of operational fleet (in years) (3)	11.9	11.2
Ownership days (4)	10,314	11,483
Available days (5)	9,969	10,994
Charter-in days (6)	271	247
Daily Time Charter Equivalent Rate (7)	$19,627	$14,199
Daily OPEX per vessel (8)	$4,962	$4,858
Daily OPEX per vessel (as adjusted) (8)	$4,962	$4,696
Daily Net Cash G&A expenses per vessel (9)	$1,223	$1,059

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of each period presented.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the first quarter of 2023 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in third party vessels.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the first quarter of 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $1.4 million. In addition vessel operating expenses for the first quarter of  2023, included pre-delivery expenses due to change of management of $0.5 million.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel  is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	First quarter 2024	First quarter 2023
Net cash provided by/(used in) operating activities	$114,262	$83,190
Net decrease/(increase) in operating assets	2,383	(4,039)
Net increase/(decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	(11,069)	(6,004)
Impairment loss	-	(7,700)
Gain/(Loss) on debt extinguishment, net	(813)	(419)
Share – based compensation	(2,161)	(3,446)
Amortization of debt (loans & leases) issuance costs	(779)	(1,043)
Unrealized gain/(loss) on forward freight agreements and bunker swaps, net	(3,215)	(4,864)
Unrealized gain/(loss) on interest rate swaps, net	(975)	(372)
Total other expenses, net	19,596	13,344
Gain from insurance proceeds relating to vessel total loss	-	28,163
Loss on bad debt	-	(300)
Income tax expense/(refund)	(106)	103
Gain on sale of vessels	8,769	-
Gain from Hull & Machinery claim	470	-
Loss on write-down of inventory	-	(2,166)
Equity in income/(loss) of investee	(26)	(56)
EBITDA	$126,336	$94,391

Equity in (income)/loss of investee	26	56
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	3,215	4,864
Gain on sale of vessels	(8,769)	-
Loss on write-down of inventory	-	2,166
Gain from insurance proceeds relating to vessel total loss	-	(28,163)
Share-based compensation	2,161	3,446
Loss on bad debt	-	300
Impairment loss	-	7,700
Other non-cash charges	(4)	42
Adjusted EBITDA	$122,965	$84,802

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items, as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)
	First quarter 2024	First quarter 2023
Net income	$74,856	$45,875
Loss on bad debt	-	300
Share – based compensation	2,161	3,446
Other non-cash charges	(4)	42
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	3,215	4,864
Unrealized (gain)/loss on interest rate swaps, net	975	372
Gain on sale of vessels	(8,769)	-
Impairment loss	-	7,700
Gain from insurance proceeds relating to vessel total loss	-	(28,163)
Loss on write-down of inventory	-	2,166
(Gain)/Loss on debt extinguishment, net (non-cash)	779	419
Equity in (income)/loss of investee	26	56
Adjusted Net income	$73,239	$37,077
Weighted average number of shares outstanding, basic	83,835,611	102,974,041
Weighted average number of shares outstanding, diluted	84,177,253	103,381,943
Adjusted Basic and Diluted Earnings Per Share	$0.87	$0.36

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	First quarter 2024	First quarter 2023
Voyage revenues	$259,390	$224,035
Less:
Voyage expenses	(57,094)	(67,492)
Charter-in hire expenses	(3,926)	(6,615)
Realized gain/(loss) on FFAs/bunker swaps, net	(2,706)	6,172
Time Charter equivalent revenues	$195,664	$156,100

Available days	9,969	10,994
Daily Time Charter Equivalent Rate ("TCE")	$19,627	$14,199

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	First quarter 2024	First quarter 2023
General and administrative expenses	$10,695	$11,665
Plus:
Management fees	4,404	4,244
Less:
Share – based compensation	(2,161)	(3,446)
Other non-cash charges	4	(42)
Net Cash G&A expenses	$12,942	$12,421

Ownership days	10,314	11,483
Charter-in days	271	247
Daily Net Cash G&A expenses per vessel	$1,223	$1,059

Conference Call details:
Our management team will host a conference call to discuss our financial results on Thursday, May 23, 2024 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13746765. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of May 22, 2024 and as adjusted for the delivery of a) the vessels acquired in the Eagle Merger, b) the agreed to be sold vessels to their new owner as discussed above and c) the five firm Kamsarmax vessels currently under construction, Star Bulk operates a fleet of 161 vessels, with an aggregate capacity of 15.4 million dwt, consisting of 17 Newcastlemax, 16 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 2 Panamax, 48 Ultramax and 26 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

In addition, as of the date of this release, we have entered into long-term charter-in arrangements with respect to two Kamsarmax newbuildings and one Ultramax newbuilding which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. Further, as discussed above, in January 2024 we took delivery of vessels Star Voyager, Star Explorer and Stargazer, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”  “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that costs or difficulties related to the integration of the Company’s and Eagle’s operations will be greater than expected; risks related to the Eagle Merger diverting management’s attention from the Company’s and Eagle’s ongoing business operations; the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; the risk that shareholder litigation in connection with the transactions may affect the timing or occurrence of the Eagle Merger or result in significant costs of defense, indemnification and liability; transaction costs related to the Eagle Merger; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge; the length and severity of epidemics and pandemics, including their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co ‐ Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com